[LETTERHEAD OF EILENBERG & KRAUSE LLP]

                                        February 1, 2006

Mr. Michael Moran
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Able Energy, Inc.
      Item 4.01 Form 8-K filed January 9, 2006
      File No. 1-15035

Dear Mr. Moran:

      This letter is submitted on behalf of Able Energy, Inc. ("Able"), in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated January 18, 2006 (the "Staff Letter") regarding the disclosure under Item 4.01 in Able's Current Report on Form 8-K filed on January 9, 2006 (File No. 1-15035). Able is filing today Amendment No.1 to Form 8-K on Form 8-K/A with revised disclosure in response to the comments in the Staff Letter as discussed below.

      Our numbered responses below correlate to the numbers in the Staff Letter, and we have provided the text of the comments included in the Staff Letter for convenience purposes.

      We respond to the Staff's comments as follows:

      1. Please revise paragraph 4.01(a)(ii) of your disclosure to clarify that you are referring to the principal accountant's reports for either of the past two fiscal years. As worded, it appears you may be referring to only the most recent report, which covers two years of financial statements.

We have revised paragraph 4.01(a)(ii) to read as follows: "Neither of the reports of Simontacchi on the Company's financial statements and financial statement schedules for the fiscal years ended June 30, 2005 or June 30, 2004 contains any adverse opinion or disclaimer of opinion and neither report was qualified or modified as to uncertainty, audit scope or accounting principles."

      2. Please revise paragraph 4.01(a)(iv) of your disclosure to cover the subsequent interim period through January 4, 2006, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-K and revise accordingly.

We have revised paragraph 4.01(a)(iv) to read as follows: "During the Company's two most recently completed fiscal years and through January 4, 2006, there have been no disagreements with Simontacchi on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Simontacchi, would have caused it to make reference to the subject matter of such disagreements in connection with its audit report. There were no reportable events as defined in
Item 304(a)(1)(v) of Regulation S-K."

      If you have any questions, please feel free to call Wesley Paul at (212) 986-9700 (extension 11), or Ted Chastain (extension 50) or Adam Eilenberg (extension 23) of this office.

                                        Very truly yours,

                                        EILENBERG & KRAUSE LLP

cc:  Robert Burnett
     Gregory D. Frost, Esq.